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                                                                   EXHIBIT 11.1


            Statement Regarding Computation of Per Share Earnings

                       Millennium Pharmaceuticals, Inc.


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                                                       Year Ended December 31
                                                        1996            1995
                                                    ---------------------------
Average common stock outstanding                     22,286,711       3,161,814

Assumed conversion of Convertible Preferred Stock                    12,109,721

Common stock equivalents                                              3,879,160
                                                    -----------     -----------

Total                                                22,286,711      19,150,695



Net income(loss)                                    $(8,767,991)    $ 1,284,366

Net income (loss) per share                         $     (0.39)    $      0.07


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